Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
September 10, 2018
Via EDGAR
Ms. Alison T. White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
File Numbers 33-59474 and 811-07572
Post-Effective Amendment No. 253 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White:
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on August 27, 2018. The Registrant filed the Amendment with the Commission on July 13, 2018, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 254).
Comments to the Prospectus
Comment 1. Please update the Edgar series and Class ID when available.
Response: The Registrant will make the requested revision.
Comment 2. Please change the date referenced in the explanatory note (June 13, 2018) to July 24, 2018.
Response: The Registrant will make the requested revision.
Comment 3. Please provide more detail in the principal investment strategies about how the Fund determines which securities to buy.
Response: The Registrant respectfully declines to revise the strategy disclosure in this stand-alone prospectus but will take this comment into consideration in future filings.
Comment 4. In the Fund’s principal investment strategies, please state the limitations on the Fund’s investments in REITs and foreign securities (see Non-Fundamental Restrictions in the Fund’s Statement of Additional Information).
Response: The Registrant respectfully declines to repeat the disclosure, which is specifically required in the SAI, but not in the prospectus (See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”).

Comment 5. Please reconcile the “medium market capitalization risk” in the principal investment strategies with the “small and medium market capitalization risk” used in the Additional Information about Investment Strategies and Risks table.
Response: The Registrant respectfully declines to revise the strategy disclosure in this stand-alone prospectus but will take this comment into consideration in future filings.
Comment 6. Please add an emerging market securities principal strategy and risk if applicable to the Fund.
Response: The Registrant respectfully declines to revise the disclosure, as emerging market securities are not a principal investment strategy or risk of the Fund.
Comment 7. Please tailor the disclosures under ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RISKS - Equity Securities to apply for this single fund prospectus. In particular, please revise the last sentence in the section.
Response: The Registrant will make the requested revision.
Comment 8. Please disclose what constitutes “proper form” wherever the term is used.
Response: The Registrant respectfully declines to the revise the disclosure. The Registrant believes that the disclosure is responsive to Form N-1A. Additionally, the term “proper form” is commonly used in mutual fund disclosure and is consistent with the General Instructions to Form N-1A. See General Instruction C.1.(c) (“Brevity is especially important in describing the practices or aspects of the Fund’s operations that do not differ materially from those of other investment companies.”)
Comment 9. In the section titled REDEMPTION OF FUND SHARES, please revise the following sentence to tie it to the date of the request: “Your redemption proceeds will generally be sent on the next business day (a day when the NYSE is open for normal business).” (See Form N-1A Item 11(c)(7)).
Response: The Registrant will make the requested revision.
Comment 10. In the section titled Distributions in Kind, revise the section to state that shares received from the Fund in kind will be subject to market risk until sold, and please consider disclosing whether shares issued pursuant to a redemption in kind would be pro rata slices of portfolio assets, individual securities or representative securities baskets
Response: The Registrant will make the requested revisions.
Comments to the Statement of Additional Information
Comment 11. The Non-Fundamental Restrictions related to Rule 35d-1 state that the Funds will “typically” value derivatives at mark-to-market value but sometimes notional value will be used. Please note that it is the Staff’s position that it is never permissible to use notional value for purposes of the Names Rule.
Response: The Registrant confirms that it understands the Staff’s position and respectfully submits that, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments.
Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney L. Schnathorst
Britney L. Schnathorst
Assistant Counsel and Assistant Secretary, Registrant